            PATTERSON BROOKE RESOURCES INC.
                          #21 - 2398 Haines Road
                    Mississauga, Ontario,
                        L4Y 1Y6

         Telephone: (416) 819-3795
                     Fax: (905) 272-9317

                        May 7, 2007

By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:
Re:     Patterson Brooke Resources Inc. (the “Company”)
   Amendment No. 3 to Registration Statement on Form SB-2
                   Filed March 27, 2007
   File No. 333-139797

We acknowledge receipt of your comment letter of April 17, 2007 respecting our Amendment No. 3 to our Registration Statement on Form SB-2 identified in the caption above.

Unless we hear from you to the contrary, we will assume that our electronic filing is sufficient for your purposes. If you also wish us to forward paper copies of this letter and enclosures please so advise us at the fax number set out above.

Our responses below are in answer (and have the corresponding number) to the comment in your letter of April 17, 2007. Please note that all page references below refer to the enclosed copy of Amendment #4 to our SB-2:

General

1.
As requested, we have disclosed on the Cover Page, the fixed price at which the shares will be offered until the shares are accepted for quotation on the OTCBB. We have also made consequential changes to the Cover Page, (see paragraph 3 on the Cover Page), and Plan of Distribution, page 14, to eliminate the text that suggested that the shares would be sold at market prices.

2.	We noted a number of typographical, spacing and spelling errors in Amendment #3. We have made corrections. Any and all changes have been ‘red-lined’.

We appreciate your helpful comments and questions concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Patterson Brooke Resources Inc.

Per: B. Gordon Brooke
President